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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

SM ENERGY COMPANY
(Name of Subject Company (Issuer))

SM ENERGY COMPANY
(Name of Filing Person (Issuer))

3.50% Senior Convertible Notes due 2027
(Title of Class of Securities)

792228AE8
792228AD0
(CUSIP Numbers of Class of Securities)

David W. Copeland, Esq.
Senior Vice President, General Counsel and Corporate Secretary
SM Energy Company
1775 Sherman Street, Suite 1200
Denver, Colorado 80203
(303) 861-8140
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:

M. Lucy Stark, Esq.
Scott A. Berdan, Esq.
Holland & Hart LLP
555 Seventeenth Street, Suite 3200
Denver, Colorado 80202
(303) 295-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$287,500,000	$32,947.50

*
Calculated solely for purposes of determining the filing fee. The purchase price of the 3.50% Senior Convertible Notes due 2027 (the "Notes"), as described herein, is 100% of the principal amount of the Notes. As of March 5, 2012, there was $287,500,000 aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $287,500,000.

**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate transactions to which the statement relates:

    ☐
    Third-party tender offer subject to Rule 14d-1.

    ☒
    Issuer tender offer subject to Rule 13e-4.

    ☐
    Going-private transaction subject to Rule 13e-3.

    ☐
    Amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

 INTRODUCTORY STATEMENT

        Pursuant to the terms of the Indenture, dated as of April 4, 2007 (the "Indenture"), between SM Energy Company (formerly known as St. Mary Land & Exploration Company), a Delaware corporation (the "Company"), and Wells Fargo Bank, N.A., as trustee (the "Trustee"), relating to the Company's 3.50% Senior Convertible Notes due 2027 (the "Notes"), this Tender Offer Statement on Schedule TO ("Schedule TO") is filed by the Company with respect to the right of each holder (the "Holder") of the Notes to sell and the obligation of the Company to purchase the Notes, as set forth in the Company's Put Right Notice to Holders of 3.50% Senior Convertible Notes due 2027, dated March 5, 2012, filed as an exhibit to this Schedule TO (as amended or supplemented from time to time, the "Put Right Notice").

        This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

        As permitted by General Instruction F to Schedule TO, the information set forth in the Put Right Notice, which is responsive to Items 1 through 9, is incorporated by reference into this Schedule TO.

Item 10.    Financial Statements.

        Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company's financial condition is not material to a Holder's decision whether to put the Notes to the Company because (i) the consideration being paid to Holders surrendering Notes consists solely of cash, (ii) the Put Right is not subject to any financing conditions, (iii) the Put Right applies to all outstanding Notes and (iv) the Company is a reporting company under Section 13(a) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

Item 11.    Additional Information.

        Not applicable.

Item 12.    Exhibits.

Exhibit Number	Description
(a)(1)(A)	Put Right Notice to Holders of 3.50% Senior Convertible Notes due 2027, dated March 5, 2012, including form of Repurchase Notice and form of Withdrawal Notice.
(a)(1)(B)	IRS Form W-9.
(a)(5)(A)	Press release dated March 5, 2012.
(b)	None.
(d)(1)
Indenture related to the 3.50% Senior Convertible Notes due 2027, dated as of April 4, 2007, between the Company and Wells Fargo Bank, N.A, as trustee (including the form of 3.50% Senior Convertible Note due 2027) (filed as Exhibit 4.1 to the registrant's Current Report on Form 8-K filed on April 4, 2007 and incorporated herein by reference).
(d)(2)
Registration Rights Agreement, dated as of April 4, 2007, among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wachovia Capital Markets, LLC, for themselves and as representatives of the Initial Purchasers (filed Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on April 4, 2007 and incorporated herein by reference).
(g)	None.

Exhibit Number	Description
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2012

SM ENERGY COMPANY
By:	/s/ A. WADE PURSELL
	Name:	A. Wade Pursell
	Title:	Executive Vice President and Chief Financial Officer

 EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Put Right Notice to Holders of 3.50% Senior Convertible Notes due 2027, dated March 5, 2012, including form of Repurchase Notice and form of Withdrawal Notice.
(a)(1)(B)	IRS Form W-9.
(a)(5)(A)	Press release dated March 5, 2012.
(b)	None.
(d)(1)
Indenture related to the 3.50% Senior Convertible Notes due 2027, dated as of April 4, 2007, between the Company and Wells Fargo Bank, N.A., as trustee (including the form of 3.50% Senior Convertible Note due 2027) (filed as Exhibit 4.1 to the registrant's Current Report on Form 8-K filed on April 4, 2007 and incorporated herein by reference).
(d)(2)
Registration Rights Agreement, dated as of April 4, 2007, among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wachovia Capital Markets, LLC, for themselves and as representatives of the Initial Purchasers (filed Exhibit 4.2 to the registrant's Current Report on Form 8-K filed on April 4, 2007 and incorporated herein by reference).
(g)	None.
(h)	None.

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INTRODUCTORY STATEMENT
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX